

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2021

Patrick Keenan
Chief Financial Officer
PolyMet Mining Corp.
444 Cedar Street
Suite 2060
St. Paul, Minnesota 55101

   Re: PolyMet Mining Corp.
    Form 40-F for the Year Ended December 31, 2020
    Filed March 18, 2021
    Form 40-F/A for the Year Ended December 31, 2020
    Filed November 17, 2021
    File No. 001-32929

Dear Mr. Keenan:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Sincerely,

         Division of Corporation Finance
         Office of Energy & Transportation